Exhibit 99.2

PainReform Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Ilan Hadar , Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on June 8, 2023 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
PAINREFORM LTD.

June 8, 2023, 15:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF
THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of Prof. Eli Hazum to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated May 4, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the re-election of Dr. Ehud Geller to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated May 4, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the re-election of Efi Cohen-Arazi to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated May 4, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the issuance of 180,000 options to Prof. Eli Hazum, a member of the Board of Directors, subject to the approval of Proposal No. 1.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the issuance of 180,000 options to Dr. Ehud Geller, a member of the Board of Directors, subject to the approval of Proposal No. 2.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve the issuance of 180,000 options to Efi Cohen-Arazi, a member of the Board of Directors, subject to the approval of Proposal No. 3.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve certain adjustments of the compensation terms of Ilan Hadar, the Chief Executive Officer of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.A
Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the proxy statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

Are you a controlling shareholder in the Company, or have a personal interest in the adjustments of the compensation terms of to Ilan Hadar other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

8.
To increase the Company’s authorized share capital by 23,333,333 shares, such that following the increase, the authorized share capital shall equal NIS 1,500,000 divided into 50,000,000 ordinary shares, par value NIS 0.03 each, and to amend the Company’s Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.
To approve a reverse split of the Company ordinary shares, NIS 0.03 nominal par value each, at a ratio of 1 share for 10 shares, so that each ten (10) ordinary shares of the Company, nominal value NIS 0.03 each shall be recapitalized into one (1) ordinary share of the Company, nominal value NIS 0.3 each, and to amend our Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

10.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2023		Date_________, 2023
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.